

June 16, 2020

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGA Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D & I currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 06/16/20

Enclosures

---

[1] This submission serves as the required annual submission of Exhibits D & I. See Attachement for a comprehensive list of updates to these Exhibits. Please note, additional Exhibits will be provided prior to the end of June deadline, as is required.

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/19)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe EDGA Exchange, Inc. (as of 12/31/19)

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/16/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

20012185

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe EDGA Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/16/20 (MM/DD/YY) Cboe EDGA Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 06/16/20] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the financial statements of Cboe ETF.com, Inc., Bats Global Markets Holdings Limited, Cboe International Holdings Limited, Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe UK Limited, Cboe Europe B.V., Cboe Global Indices, LLC, CBOE Hong Kong Limited, Cboe Building Corporation, Cboe Switzerland GbmH, Cboe Chi-X Europe Limited, Direct Edge LLC, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe FX Asia Pte. Limited, Cboe SEF, LLC, Cboe FX Europe Limited, Cboe FX Markets, LLC, Cboe FX Holdings, LLC, Bats Hotspot IB LLC, Index Pubs SA LLC, Cboe Livevol, LLC, Cboe Data Shop, LLC, Omicron Acquisition Corp., Cboe Silexx, LLC, Cboe III, LLC, Cboe Trading, Inc., and Cboe Vest, LLC.

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2019 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2019 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2019 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2019 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2019 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2019
(unaudited)

	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BIHL Cboe International Holdings Limited	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited
Revenues:													
Transaction fees	-	-	-	73,087,141.16	-	104,038,698.49	503,062,283.19	392,294,850.82	82,850,112.94	110,205,674.07	-	-	-
Access and capacity fees	-	-	-	16,003,075.21	-	17,711,746.78	36,764,094.96	72,811,312.21	15,476,750.90	15,714,717.60	-	-	-
Market data fees	-	-	-	12,604,635.87	-	21,293,468.76	64,770,103.82	21,881,036.74	3,380,952.03	6,581,172.21	-	-	-
Regulatory fees	-	-	-	-	-	45,243,386.07	106,408,187.21	44,298,805.86	7,803,564.05	722,476.00	-	-	-
Other revenue	3,419,039.84	-	-	8,132,337.24	-	-	1,073,087.31	10,221,441.36	2,083.35	2,835,000.81	24,930.77	7.50	1,520,732.37
Total revenues	3,419,039.84	-	-	109,827,189.48	-	188,287,300.10	712,077,756.49	541,507,446.99	109,513,463.27	136,059,040.69	24,930.77	7.50	1,520,732.37
Cost of revenues:													
Liquidity payments	-	-	-	23,333,428.40	-	89,612,360.25	461,103,970.38	-	69,980,263.65	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	4,658,473.98	-	-	-	-	-
Section 31	-	-	-	-	-	44,364,017.20	104,473,278.98	15,459,514.20	2,097,997.59	-	-	-	-
Royalty fees	-	-	-	-	-	-	172,897.00	75,650,862.66	467,319.50	4,429,527.13	-	-	-
Other cost of revenue	335,571.96	-	-	15,209.14	-	-	-	-	-	77,208.35	-	-	-
Total cost of revenue	335,571.96	-	-	23,348,637.54	-	133,976,377.45	565,750,146.36	95,768,850.84	72,545,580.74	4,506,735.48	-	-	-
Revenues less cost of revenues	3,083,467.88	-	-	86,478,551.94	-	54,310,922.65	146,327,610.13	445,738,596.15	36,967,882.53	131,552,305.21	24,930.77	7.50	1,520,732.37
Operating expenses:													
Compensation and benefits	310,813.92	42,384,761.93	-	21,995,808.30	-	8,594,681.30	31,110,950.45	53,181,570.77	8,164,994.78	-	2,889,273.18	-	1,128,509.43
Depreciation and amortization	5,385.16	62,689.57	-	28,689,821.76	-	1,569,544.85	7,312,022.76	30,099,482.24	2,364,424.29	-	(13,235,391.71)	111,809,516.00	-
Technology support services	549,486.86	-	-	5,874,515.44	-	4,948,531.44	10,308,332.64	8,751,992.63	1,394,555.16	263,824.68	(1,085,086.61)	143,871.43	54,271.32
Professional fees and outside services	121,828.99	-	760.89	1,991,989.96	88,542.87	3,062,280.46	9,114,564.83	28,209,948.41	8,711,246.31	1,526,139.17	4,188,006.74	-	29,659.15
Travel and promotional expenses	197,123.91	-	-	1,116,863.50	-	591,003.88	1,854,153.51	3,671,878.19	429,711.86	157,554.05	778,494.63	-	147,717.64
Facilities cost	-	-	-	1,490,950.62	-	46,693.75	1,786,240.53	4,581,682.68	960,306.62	-	(4,995,782.04)	166,372.32	35,506.75
Acquisition-related costs	-	445,500.00	-	998,873.52	-	-	-	2,182,254.00	-	-	18,776,585.16	-	-
Other expenses	1,082,462.42	-	2.85	2,974,365.50	-	3,730,569.10	8,379,660.62	8,902,557.72	3,464,576.06	(387,905.02)	3,842,243.09	(289,512.51)	16,368.66
Total operating expenses	2,267,101.26	42,892,951.50	763.74	65,133,188.60	88,542.87	22,543,304.78	69,865,925.34	139,581,366.64	25,489,815.08	1,559,612.88	11,158,342.44	111,830,247.24	1,412,032.95
Operating income (loss)	816,366.62	(42,892,951.50)	(763.74)	21,345,363.34	(88,542.87)	31,767,617.87	76,461,684.79	306,157,229.51	11,478,067.45	129,992,692.33	(11,133,411.67)	(111,830,239.74)	108,699.42
Non operating (income) expense:													
Interest expense, net	-	(1,152.86)	-	(378,060.38)	1,054,411.22	-	(26,608.61)	-	(23,761.97)	(48,554.46)	36,540,360.08	-	(58.24)
Other non operating income/expense	-	(126,151,577.59)	(642,016.27)	(534,758.35)	(19,827,045.90)	-	(49,716.10)	10,224,783.15	-	-	(211,754,915.75)	(165,887,587.18)	(0.52)
Income (loss) before income tax provision(benefit)	816,366.62	83,259,778.95	641,252.53	22,258,182.07	18,684,091.81	31,767,617.87	76,538,009.50	295,932,446.36	11,501,829.42	130,041,246.79	164,081,144.00	54,057,347.44	108,758.18
Income tax provision (benefit)	225,373.00	1,192,841.00	-	3,226,957.50	(199,781.00)	8,229,641.00	20,426,042.00	85,254,440.00	3,262,271.00	37,437,959.00	(23,539,458.51)	(27,529,495.00)	5,575.93
Net Income	590,993.62	82,066,937.95	641,252.53	19,031,224.57	18,883,872.81	23,537,976.87	56,111,967.50	210,678,006.36	8,239,558.42	92,603,287.79	187,620,602.51	81,586,842.44	103,182.25
Allocated to noncontrolling interest	-	-	-	-	-	-	-	-	-	-	4,139,914.68	-	-
Net income allocated to common shareholders	590,993.62	82,066,937.95	641,252.53	19,031,224.57	18,883,872.81	23,537,976.87	56,111,967.50	210,678,006.36	8,239,558.42	92,603,287.79	191,760,517.19	81,586,842.44	103,182.25

	CEBV Cboe Europe B.V.	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH	CXE Cboe Chi-X Europe Limited	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC
Revenues:													
Transaction fees	8,992.17	-	-	-	-	-	-	99,006,538.97	261,374,902.83	-	43,426.72	-	45,429,087.12
Access and capacity fees	472,659.62	-	-	-	-	-	-	17,139,799.26	23,616,304.19	-	-	-	6,743,649.17
Market data fees	-	3,248,688.89	-	-	-	-	-	19,355,898.65	44,516,449.10	-	-	-	597,952.13
Regulatory fees	-	-	-	-	-	-	-	32,836,037.53	74,406,966.29	-	-	-	-
Other revenue	409,406.69	2,316,464.48	1,202,864.51	326,524.12	-	-	-	-	435,134.29	1,148,278.45	-	4,152,280.63	118,242.78
Total revenues	891,058.48	5,565,153.37	1,202,864.51	326,524.12	-	-	-	168,338,274.41	404,349,756.70	1,148,278.45	43,426.72	4,152,280.63	52,888,931.20
Cost of revenues:													
Liquidity payments	1,498.09	-	-	-	-	-	-	85,393,226.32	235,282,736.76	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	-	5,064.52	-	-	-	43,288.04
Section 31	-	-	-	-	-	-	-	31,926,368.66	73,094,632.29	-	-	-	-
Royalty fees	-	1,573,451.79	-	-	-	-	-	-	-	-	-	-	-
Other cost of revenue	-	-	-	-	-	-	-	-	-	-	-	-	387.72
Total cost of revenue	1,498.09	1,573,451.79	-	-	-	-	-	117,319,594.98	308,382,433.57	-	-	-	43,675.76
Revenues less cost of revenues	889,560.39	3,991,701.58	1,202,864.51	326,524.12	-	-	-	51,018,679.43	95,967,323.13	1,148,278.45	43,426.72	4,152,280.63	52,845,255.44
Operating expenses:													
Compensation and benefits	698,294.00	368,006.25	942,302.61	-	-	-	-	5,086,539.00	16,021,892.75	801,815.09	438,809.16	3,048,084.62	(1,353,668.47)
Depreciation and amortization	-	-	-	996,565.22	-	-	-	969,242.02	3,474,688.82	5,725.98	-	2,051.39	217,973.81
Technology support services	50,197.35	-	27,709.78	-	-	-	-	2,712,079.44	7,058,836.63	35,419.74	54,000.00	360,121.68	345,592.26
Professional fees and outside services	483,191.13	245,715.00	28,967.39	1,282,530.33	538.02	4,385.04	-	2,144,529.24	5,126,383.24	52,499.38	467,468.84	86,969.92	202,587.03
Travel and promotional expenses	40,645.85	5,994.37	54,189.02	-	-	-	-	356,006.06	1,038,060.39	102,421.52	-	180,560.97	114,945.54
Facilities cost	29,310.83	-	68,977.52	5,629,708.06	-	-	-	27,561.84	538,449.84	53,995.61	48,000.00	134,239.03	-
Acquisition-related costs	-	-	-	6,109,449.46	-	-	-	-	-	-	-	-	-
Other expenses	105,195.14	-	6,077.35	(280,005.24)	-	5,863.55	-	3,498,745.96	5,851,833.99	16,851.44	19,716.12	46,882.60	5,350,990.45
Total operating expenses	1,406,834.30	619,715.62	1,128,223.67	13,738,247.83	538.02	10,248.59	-	14,794,703.56	39,110,145.66	1,068,728.76	1,027,994.12	3,858,870.21	4,878,420.62
Operating income (loss)	(517,273.91)	3,371,985.96	74,640.84	(13,411,723.71)	(538.02)	(10,248.59)	-	36,223,975.87	56,857,177.47	79,549.69	(984,567.40)	293,410.42	47,966,834.82
Non operating (income) expense:													
Interest expense, net	(8,928.70)	-	-	-	-	-	-	-	(23,758.58)	-	-	-	-
Other non operating income/expense	(210,696.17)	-	(5,281.37)	-	-	117.76	(83,824,491.21)	-	-	88.13	-	19.27	(2,555.57)
Income (loss) before income tax provision(benefit)	(297,649.04)	3,371,985.96	79,922.21	(13,411,723.71)	(538.02)	(10,366.35)	83,824,491.21	36,223,975.87	56,880,936.05	79,461.56	(984,567.40)	293,391.15	47,969,390.39
Income tax provision (benefit)	-	866,977.00	5,241.91	(1,368,652.00)	-	-	-	9,579,277.00	14,461,392.00	23,275.48	-	100,312.53	-
Net Income	(297,649.04)	2,505,008.96	74,680.30	(12,043,071.71)	(538.02)	(10,366.35)	83,824,491.21	26,644,698.87	42,419,544.05	56,186.08	(984,567.40)	193,078.62	47,969,390.39
Allocated to noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income allocated to common shareholders	(297,649.04)	2,505,008.96	74,680.30	(12,043,071.71)	(538.02)	(10,366.35)	83,824,491.21	26,644,698.87	42,419,544.05	56,186.08	(984,567.40)	193,078.62	47,969,390.39

	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Shop, LLC	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations	Total
Revenues:												
Transaction fees	-	-	-	-	-	-	-	-	46,355,019.38	-	(1,521,056.53)	1,716,235,671.33
Access and capacity fees	-	-	-	250.00	-	-	-	-	-	-	(564,200.00)	221,890,159.90
Market data fees	-	-	-	5,980,116.37	9,213,423.78	-	263,963.71	-	-	-	(223,530.03)	213,464,332.03
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	311,719,423.01
Other revenue	-	-	959,783.00	-	-	-	2,343,476.57	-	-	1,042,538.65	(8,883,938.96)	32,799,715.76
Total revenues	-	-	959,783.00	5,980,366.37	9,213,423.78	-	2,607,440.28	-	46,355,019.38	1,042,538.65	(11,192,725.52)	2,496,109,302.03
Cost of revenues:												
Liquidity payments	-	-	-	-	-	-	-	-	-	-	(2,534.83)	964,704,949.02
Routing and clearing	-	-	-	-	-	-	-	-	32,558,633.05	-	(1,418,521.70)	35,846,937.89
Section 31	-	-	-	-	-	-	-	-	-	-	-	271,415,808.92
Royalty fees	-	-	-	-	4,459,550.35	-	-	-	-	-	-	86,753,608.43
Other cost of revenue	-	-	-	-	-	-	-	-	139,650.05	-	(100,000.00)	468,027.22
Total cost of revenue	-	-	-	-	4,459,550.35	-	-	-	32,698,283.10	-	(1,521,056.53)	1,359,189,331.48
Revenues less cost of revenues	-	-	959,783.00	5,980,366.37	4,753,873.43	-	2,607,440.28	-	13,656,736.28	1,042,538.65	(9,671,668.99)	1,136,919,970.55
Operating expenses:												
Compensation and benefits	-	-	718,497.12	(71,331.60)	-	-	48,859.35	-	1,670,028.61	717,875.87	100,000.00	198,997,368.42
Depreciation and amortization	-	-	16,548.10	984,673.76	-	-	375,576.96	-	-	850,793.68	-	176,571,334.66
Technology support services	-	-	15,911.70	1,114,076.32	4,116.25	-	599,549.22	-	3,226,606.22	90,334.97	(718,652.53)	46,180,194.02
Professional fees and outside services	-	-	53,087.19	194,232.29	-	-	360.00	-	481,915.40	394,727.25	-	68,295,054.47
Travel and promotional expenses	-	-	32,989.02	494,772.87	-	-	93,002.87	-	268,801.71	151,942.12	-	11,878,833.48
Facilities cost	-	-	27,214.64	18,872.45	-	-	73,401.54	-	235,183.84	55,345.64	-	11,012,232.07
Acquisition-related costs	-	-	-	208,470.00	-	-	2,708,333.30	-	-	12,484,936.17	4,600,000.00	48,514,401.61
Other expenses	-	-	10,745.20	142,205.23	130,592.98	-	41,915.52	-	488,018.76	197,658.04	(9,183,138.75)	38,165,496.83
Total operating expenses	-	-	874,992.97	3,085,971.32	134,709.23	-	3,940,998.76	-	6,370,554.54	14,943,613.74	(5,201,791.28)	599,614,915.56
Operating income (loss)	-	-	84,790.03	2,894,395.05	4,619,164.20	-	(1,333,558.48)	-	7,286,181.74	(13,901,075.09)	(4,469,877.71)	537,305,054.99
Non operating (income) expense:												
Interest expense, net	-	-	-	-	-	(1,054,411.22)	-	-	(20,061.20)	(81,427.05)	-	35,927,988.03
Other non operating income/expense	984,567.40	-	10,385.01	-	-	(18,883,872.81)	-	-	-	-	616,622,593.65	68,039.58
Income (loss) before income tax provision(benefit)	(984,567.40)	-	74,405.02	2,894,395.05	4,619,164.20	19,938,284.03	(1,333,558.48)	-	7,306,242.94	(13,819,648.04)	(621,092,471.36)	501,309,027.38
Income tax provision (benefit)	-	-	14,527.00	950,139.00	1,290,618.00	(5,100,626.00)	(334,666.00)	-	2,100,209.14	15,499.00	-	130,595,889.98
Net Income	(984,567.40)	-	59,878.02	1,944,256.05	3,328,546.20	25,038,910.03	(998,892.48)	-	5,206,033.80	(13,835,147.04)	(621,092,471.36)	370,713,137.40
Allocated to noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	4,139,914.68
Net income allocated to common shareholders	(984,567.40)	-	59,878.02	1,944,256.05	3,328,546.20	25,038,910.03	(998,892.48)	-	5,206,033.80	(13,835,147.04)	(621,092,471.36)	374,853,052.08

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2019
(unaudited)

	Total	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BIHL Cboe International Holdings Limited	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC
Current assets:													
Cash and cash equivalents	229,276,071.22	-	-	-	69,971,737.82	100.01	-	-	3,032,248.76	-	11,153,928.98	106,764,113.14	-
Financial investments	70,990,679.44	-	-	-	0.03	-	-	-	-	-	-	70,496,503.02	-
Accounts receivable, net	234,749,945.72	3,410,803.93	8,399,301.70	-	26,924,016.25	2,847,861.64	60,023,219.27	234,438,576.90	348,940,567.84	214,234,946.50	248,196,896.57	1,091,235,409.83	26,613,097.05
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax receivable	56,840,501.09	-	-	-	-	0.37	-	-	-	-	-	56,841,305.00	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Current Assets	15,832,894.06	3,500.00	-	-	1,514,513.79	-	32,275.96	68,233.58	867,033.69	29,707.72	48,791.65	12,400,674.80	-
Total current assets	607,690,091.53	3,414,303.93	8,399,301.70	-	98,410,267.89	2,847,962.02	60,055,495.23	234,506,810.48	352,839,850.29	214,264,654.22	259,399,617.20	1,337,738,005.79	26,613,097.05
Investments	61,245,620.57	-	652,019,424.82	677,709.53	16,491,861.49	732,926,180.24	-	-	12,946,375.24	-	-	2,780,777,014.25	419,335,775.94
Property Held For Sale	21,086,100.95	-	-	-	-	-	-	-	-	-	-	-	-
Property & Equipment	46,991,746.94	1,227.52	-	-	11,687,913.35	-	-	6,276.35	(48,039,091.27)	(327,732.85)	-	26,538,634.40	(224,999.55)
Operating Lease Right of Use Asset	53,371,071.49	-	-	-	8,057,097.34	-	-	-	-	-	-	-	45,237,869.60
Goodwill	2,682,078,688.83	-	-	-	277,082,822.91	-	-	-	-	-	-	-	2,286,704,393.92
Intangible assets, net	1,590,723,039.39	-	-	-	363,698,401.92	-	-	-	389,060.79	-	-	-	1,223,316,199.78
Other assets, net	50,802,503.26	-	-	-	1,204,412.03	-	1,182,442.42	3,306,419.63	61,260,764.27	2,568,041.31	-	25,157,097.99	4,179,347.09
Total assets	5,113,988,862.96	3,415,531.45	660,418,726.52	677,709.53	776,632,776.93	735,774,142.26	61,237,937.65	237,819,506.46	379,396,959.32	216,504,962.68	259,399,617.20	4,170,210,752.43	4,005,161,683.83
Current liabilities:													
Accounts Payable and accrued liabilities	171,867,242.87	3,000,179.38	10,709,122.39	-	26,780,186.73	7,074,743.77	49,011,726.23	205,835,677.35	260,352,104.65	197,748,497.66	46,173,580.18	1,386,991,798.43	38,887,499.42
Section 31 fees payable	99,009,381.78	-	-	-	-	-	13,955,671.30	38,955,423.82	5,650,865.25	819,899.95	-	-	-
Deferred revenue	4,452,141.11	2,160.61	-	-	264,610.88	-	305,000.06	372,500.14	2,600,966.74	-	-	-	-
Income taxes payable	4,049,601.15	-	-	-	3,963,113.00	-	-	-	-	-	-	0.33	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liability	2,249,997.28	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	281,628,364.19	3,002,339.99	10,709,122.39	-	31,007,910.61	7,074,743.77	63,272,397.59	245,163,601.31	268,603,936.64	198,568,397.61	46,173,580.18	1,386,991,798.76	38,887,499.42
Long Term Debt	867,614,929.49	-	-	-	-	57,173,429.02	-	-	-	-	-	867,614,929.49	-
Operating lease liability - non current	46,667,341.46	-	-	-	5,616,061.60	-	-	-	-	-	-	-	41,032,888.90
Income tax liability	135,909,122.00	1,135.00	105,521.00	-	-	-	5,615,929.00	16,580,401.00	69,808,754.00	1,233,913.00	16,306,037.00	2,619,435.00	32,374.00
Deferred tax liabilities	399,704,270.59	(257,896.00)	(4,733,997.00)	-	60,407,164.02	-	(1,889,126.00)	(4,777,629.00)	(6,007,853.00)	(2,357,709.00)	(2,107,732.00)	4,097,877.00	302,456,337.00
Other non current liabilities	26,802,873.07	-	-	-	1,455,056.04	-	-	-	-	-	-	25,339,978.70	-
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	1,202,737.86	-	1.00	-	14.84	-	1.00	1.00	10.00	10.00	-	1,202,737.86	968,551.01
Treasury stock	(887,103,337.17)	-	(5,147,016.57)	-	-	-	-	-	-	-	-	(887,503,337.17)	-
Additional paid in capital	2,691,338,734.23	1,348,307.63	627,442,381.77	222,395.48	693,020,574.28	556,970,243.12	(135,058,007.37)	(397,876,382.97)	(468,834,199.00)	44,999,990.00	(100,000,000.00)	2,235,533,895.20	3,198,255,138.58
Accumulated other comprehensive income	37,583,297.43	-	82,480,804.02	(345,018.79)	(16,826,639.98)	82,480,803.42	-	-	(2,019.97)	-	-	46,907,579.64	82,480,802.86
Retained earnings	1,512,640,529.81	(678,355.17)	(50,438,090.09)	800,332.84	1,952,635.52	32,074,922.93	129,296,743.43	378,729,515.12	515,828,330.65	(25,939,638.93)	299,027,732.02	487,405,857.95	341,048,092.06
Total stockholders' equity	3,355,661,962.16	669,952.46	654,338,080.13	677,709.53	678,146,584.66	671,525,969.47	(5,761,262.94)	(19,146,866.85)	46,992,121.68	19,060,361.07	199,027,732.02	1,883,546,733.48	3,622,752,584.51
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	5,113,988,862.96	3,415,531.45	660,418,726.52	677,709.53	776,632,776.93	735,774,142.26	61,237,937.65	237,819,506.46	379,396,959.32	216,504,962.68	259,399,617.20	4,170,210,752.43	4,005,161,683.83

	CBOUK Cboe UK Limited	CEBV Cboe Europe B.V.	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH	CXE Cboe Chi-X Europe Limited	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited
Current assets:													
Cash and cash equivalents	537,000.73	5,079,142.99	-	83,158.88	46,055.29	24,426.38	378,085.59	-	-	-	210,363.89	1,800,699.84	6,983,233.79
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	1,772,166.43	888,108.11	5,999,470.28	2,629,600.93	1,720,684.95	24,426.38	212,232.03	0.03	78,564,901.98	141,952,006.54	5,014,940.88	54,210.80	13,029,057.51
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax receivable	(804.27)	-	-	-	-	-	-	-	-	-	-	-	(0.01)
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Current Assets	13,171.85	24,086.95	-	24,696.58	27,571.65	-	-	(0.01)	32,275.96	61,983.58	29,678.65	7,000.00	109,880.50
Total current assets	2,321,534.74	5,991,338.05	5,999,470.28	2,737,456.39	1,794,311.89	48,852.76	590,317.62	0.02	78,597,177.94	142,013,990.12	5,254,983.42	1,861,910.64	20,122,171.79
Investments	-	-	-	-	-	-	-	(41,882,010.23)	-	-	-	-	-
Property Held For Sale	-	-	-	-	78,589,462.88	-	-	-	-	-	-	-	-
Property & Equipment	-	-	-	-	(57,503,361.93)	-	-	-	-	-	49,198.86	-	(0.01)
Operating Lease Right of Use Asset	-	-	-	-	-	-	-	-	-	-	37,524.67	-	-
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-
Intangible assets, net	-	-	-	-	-	-	-	-	-	-	-	976,543.38	-
Other assets, net	-	3,588.71	-	11,526.39	-	-	-	-	1,182,442.42	3,306,419.63	17,829.96	-	21,490.92
Total assets	2,321,534.74	5,994,926.76	5,999,470.28	2,748,982.78	22,880,412.84	48,852.76	590,317.62	(41,882,010.21)	79,779,620.36	145,320,409.75	5,359,536.91	2,838,454.02	20,143,662.70
Current liabilities:													
Accounts Payable and accrued liabilities	2,414,859.20	662,721.66	3,193,524.14	2,399,945.85	1,776,441.79	24,962.29	51,275.55	0.01	70,753,904.08	122,929,330.17	4,851,059.27	269,286.39	12,274,400.86
Section 31 fees payable	-	-	-	-	-	-	-	-	11,665,317.14	27,286,212.83	-	-	-
Deferred revenue	-	-	291,902.64	-	-	-	-	-	282,500.02	332,500.02	-	-	-
Income taxes payable	-	-	-	8,121.43	-	-	(34,086.20)	-	-	-	12,700.60	-	39,991.85
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	2,414,859.20	662,721.66	3,485,426.78	2,408,067.28	1,776,441.79	24,962.29	17,189.35	0.01	82,701,721.24	150,548,043.02	4,863,759.87	269,286.39	12,314,392.71
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease liability - non current	-	-	-	-	-	-	-	-	-	-	18,390.96	-	-
Income tax liability	-	-	-	-	292,781.00	-	-	-	5,820,556.00	6,398,860.00	-	-	-
Deferred tax liabilities	(1,187.93)	-	-	(563.43)	(321,598.00)	-	-	-	(1,922,029.00)	(2,565,087.00)	17,613.03	-	(226,335.10)
Other non current liabilities	580.13	13,104.97	-	-	-	-	-	-	-	-	-	-	(5,846.77)
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	-	114.77	-	-	-	24,426.38	47,345,245.65	-	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid in capital	14,846.01	5,738,680.00	9,034.54	216,801.00	61,419,915.44	-	(46,796,716.24)	(122,007,767.78)	(133,858,930.17)	(158,479,321.81)	231,258.48	6,363,930.01	4,138,476.87
Accumulated other comprehensive income	(946.84)	(122,045.60)	-	(3,514.31)	-	2.11	(13,923.23)	-	-	-	(35,574.10)	-	(176,621.47)
Retained earnings	(106,615.83)	(297,649.04)	2,505,008.96	128,192.24	(40,287,127.39)	(538.02)	38,522.09	80,125,757.56	127,038,302.29	149,417,915.54	264,088.67	(3,794,762.38)	4,099,596.46
Total stockholders' equity	(92,716.66)	5,319,100.13	2,514,043.50	341,478.93	21,132,788.05	23,890.47	573,128.27	(41,882,010.22)	(6,820,627.88)	(9,061,406.27)	459,773.05	2,569,167.63	8,061,451.86
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	2,321,534.74	5,994,926.76	5,999,470.28	2,748,982.78	22,880,412.84	48,852.76	590,317.62	(41,882,010.21)	79,779,620.36	145,320,409.75	5,359,536.91	2,838,454.02	20,143,662.70

	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Shop, LLC	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Current assets:												
Cash and cash equivalents	58,804.33	-	-	315,136.90	2,430,800.03	-	-	-	-	20,407,033.87	-	-
Financial investments	-	-	-	-	-	-	-	-	-	494,176.39	-	-
Accounts receivable, net	25,118,800.41	-	7,981.92	2,200,630.82	1,393,021.11	29,648.77	4,123,513.78	775,331.65	-	117,993,400.71	78,316.66	(2,434,097,204.44)
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-
Income tax receivable	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Other Current Assets	293,065.83	-	-	11,372.20	222,509.45	-	-	10,869.68	-	-	-	-
Total current assets	25,470,670.57	-	7,981.92	2,527,139.92	4,046,330.59	29,648.77	4,123,513.78	786,201.33	-	138,894,610.97	78,316.66	(2,434,097,204.44)
Investments	-	(65,877,886.66)	-	-	-	-	667,078,103.77	-	25,296,300.33	-	2,928,216.50	(5,141,471,444.65)
Property Held For Sale	-	-	-	-	-	-	-	-	-	-	-	(57,503,361.90)
Property & Equipment	54,318.63	-	-	17,460.07	36,757.53	-	-	-	-	-	-	114,695,145.80
Operating Lease Right of Use Asset	-	-	-	-	-	-	-	-	-	-	-	38,579.90
Goodwill	-	-	-	-	6,255,000.00	-	105,336,844.00	6,680,000.00	-	19,628.00	-	-
Intangible assets, net	-	-	-	-	906,583.56	-	-	1,436,249.96	-	-	-	(800,000.00)
Other assets, net	-	-	-	2,250.00	928,794.28	-	57,173,429.02	-	-	-	3,700,000.00	(113,603,792.82)
Total assets	25,524,989.20	(65,877,886.66)	7,981.92	2,546,849.99	12,173,465.96	29,648.77	833,711,890.57	8,902,451.29	25,296,300.33	138,914,238.97	6,706,533.16	(7,632,742,078.11)
Current liabilities:												
Accounts Payable and accrued liabilities	15,639,535.19	-	-	2,316,082.04	1,989,920.07	3,411,836.00	2,404,054.21	5,844,301.83	-	120,107,314.03	15,498.99	(2,434,028,126.94)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	675,991.49	-	-
Deferred revenue	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	59,760.00	-	-	-	-	-	0.14	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liability	-	-	-	-	-	-	-	2,249,997.28	-	-	-	-
Total current liabilities	15,639,535.19	-	-	2,375,842.04	1,989,920.07	3,411,836.00	2,404,054.21	8,094,299.11	-	120,783,305.66	15,498.99	(2,434,028,126.94)
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	(57,173,429.02)
Operating lease liability - non current	-	-	-	-	-	-	-	-	-	-	-	-
Income tax liability	-	-	-	-	-	281,368.00	9,769,749.00	-	-	1,042,309.00	-	-
Deferred tax liabilities	-	-	-	-	516,233.00	(59,571.00)	61,147,701.00	(1,511,727.00)	-	(198,614.00)	-	-
Other non current liabilities	-	-	-	-	-	-	-	-	-	-	-	-
non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	-	-	-	-	-	-	2.00	-	-	1.00	52,635.46	(48,391,014.11)
Treasury stock	-	-	-	-	-	-	-	-	-	-	-	5,547,016.57
Additional paid in capital	(94,968,734.65)	(90,279,424.99)	-	(2,566.85)	7,015,121.37	(33,721,917.02)	608,767,978.84	5,361,805.03	25,296,300.33	6,968,160.85	29,839,256.37	(3,645,951,788.12)
Accumulated other comprehensive income	-	-	-	-	-	-	82,480,803.02	-	-	-	-	(321,721,193.35)
Retained earnings	104,854,188.66	24,401,538.33	7,981.92	173,574.80	2,652,191.52	30,117,932.79	69,141,602.50	(3,041,925.85)	-	10,319,076.46	(23,200,857.66)	(1,131,023,543.14)
Total stockholders' equity	9,885,454.01	(65,877,886.66)	7,981.92	171,007.95	9,667,312.89	(3,603,984.23)	760,390,386.36	2,319,879.18	25,296,300.33	17,287,238.31	6,691,034.17	(5,141,540,522.15)
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	25,524,989.20	(65,877,886.66)	7,981.92	2,546,849.99	12,173,465.96	29,648.77	833,711,890.57	8,902,451.29	25,296,300.33	138,914,238.97	6,706,533.16	(7,632,742,078.11)

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2019

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe Exchange, Inc.:

We have audited the accompanying financial statements of Cboe Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the accompanying financial statements for the Company have been prepared from the separate records maintained by Cboe Global Markets, Inc. ("the Parent") and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

June 12, 2020

Cboe Exchange, Inc.

Statement of Financial Condition

December 31, 2019

(In thousands, except share and per share amounts)

Assets		
Current assets:		
Cash and cash equivalents	$	3,032
Accounts receivable		49,405
Other assets		7,568
Total current assets		60,005
Investments		12,946
Property and equipment--net of accumulated depreciation $62,542		4,272
Data processing software--net of accumulated amortization of $52,311		7,826
Goodwill and intangibles, net		389
Deferred income taxes		6,008
Notes receivable, net		1,124
Total assets	$	92,570
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$	35,218
Section 31 fees payable		5,651
Payables to affiliates, net		291,653
Deferred revenue		2,601
Total current liabilities		335,123
Income tax liability		69,809
Stockholder's deficit:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		-
Additional paid-in capital		21,855
Accumulated deficit		(334,217)
Total stockholder's deficit		(312,362)
Total liabilities and stockholder's deficit	$	92,570

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Income

Year Ended December 31, 2019

(In thousands)

Revenues:	
Transaction fees	$ 394,321
Access and capacity fees	72,812
Market data fees	21,881
Regulatory fees	44,314
Other revenue	10,222
Total revenues	543,550
Cost of revenues:	
Routing and clearing	6,685
Section 31 fees	15,475
Royalty fees	75,651
Total cost of revenues	97,811
Revenues less cost of revenues	445,739
Operating expenses:	
Compensation and benefits	53,182
Management fee	18,668
Depreciation and amortization	15,399
Technology support services	8,752
Professional fees and outside services	29,728
Travel and promotional expenses	3,672
Facilities costs	4,582
Acquisition-related costs	6,703
Other expenses	3,418
Total operating expenses	144,104
Operating income	301,635
Non-operating income (expense):	
Investment expense	(5,673)
Loss on disposal of assets	(31)
Income before income tax provision	295,931
Income tax provision	86,003
Net income	$ 209,928

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2019

(In thousands)

	Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total stockholder's equity (deficit)
Balance at January 1, 2019	$ -	$ 21,855	$ 91,855	$ 113,710
Distribution to Parent	-	-	(636,000)	(636,000)
Net income	-	-	209,928	209,928
Balance at December 31, 2019	$ -	$ 21,855	$ (334,217)	$ (312,362)

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:	
Net income	$ 209,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,399
Deferred income tax benefit	(6,615)
Loss on disposal of assets	4,614
Provision for uncollectible notes receivable	3,100
Changes in assets and liabilities:	
Accounts receivable	(44,589)
Receivable from and payables to affiliates, net	359,813
Other assets	65,447
Notes receivable	(1,537)
Accounts payable and accrued liabilities	(182)
Section 31 fees payable	616
Deferred revenue	(4,650)
Income tax liability	6,639
Other liabilities	(1,341)
Net cash provided by operating activities	606,642
Cash flows from investing activities:	
Return of capital from investments	30,000
Contributions to investments	(166)
Purchases of property and equipment	(2,682)
Net cash provided by investing activities	27,152
Cash flows from financing activities:	
Payment of distribution to parent	(636,000)
Net cash used in financing activities	(636,000)
Decrease in cash and cash equivalents	(2,206)
Cash and cash equivalents:	
Beginning of year	5,238
End of year	$ 3,032

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options") and exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. Following completion of the Company's technology migration to the current trading platform in October 2019, Cboe Options uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results may differ from these estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits, which is included in deferred income taxes on the statement of financial condition.

(d) Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. At December 31, 2019, no allowance was recorded.

(f) Prepaid Expenses

Prepaid expenses consist of expenses related to the consolidated audit trail ("CAT") which are amortized over the service period of one year. These prepaid expenses are included within other assets in the statement of financial condition.

(g) Investments

Investments represent investments in OCC and Signal Trading Systems, LLC ("Signal Trading"). The investment in OCC is accounted for under the cost method of accounting for investments. The investments in Signal Trading is accounted for under the equity method.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(h) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(continued)

(i) Data Processing and Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

(j) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(k) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year. Transaction fees are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis.

(continued)

(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees are earned from OPRA and proprietary market data products. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") charged to customers which supports the Company's regulatory oversight function in the Options segment, as well as other miscellaneous regulatory fees and fines, and cannot be used for non-regulatory purposes. Section 31 fees and ORF are calculated and billed monthly.

(3) Investments

Cboe holds a 20% investment in OCC which is accounted for under the cost-method of accounting for investments because of the Company's inability to exercise significant influence.

In December 2014, OCC announced a newly-formed capital plan, under which each of OCC's existing exchange stockholders agreed to contribute its pro-rata share, based on ownership percentage, of $150 million in equity capital, which would increase OCC's shareholders' equity, and to provide its pro rata share in replenishment capital, up to a maximum of $40 million per exchange stockholder, if certain capital thresholds were breached. OCC also adopted policies under the plan with respect to fees, customer refunds, and stockholder dividends, which envisioned an annual dividend payment to the exchange stockholders. On March 3, 2015, in accordance with the plan, Cboe Options contributed $30 million to OCC. In 2019, OCC did not disburse annual dividends under the capital plan.

The SEC initially issued a notice of no objection to OCC's advance notice filing regarding the capital plan and subsequently approved OCC's proposed rule filing for the capital plan, but certain petitioners appealed the SEC approval order to the U.S. Court of Appeals for the D.C. Circuit. The

(continued)

(in thousands, unless otherwise noted)

court ultimately remanded the matter to the SEC, and on February 13, 2019, the SEC issued an order disapproving the proposed rule change implementing OCC's capital plan. In an effort to achieve compliance with its target capital requirements in the absence of an approved capital plan, OCC has (i) retained funds that otherwise would have been paid to stockholders as dividends and to clearing members as refunds with respect to 2018, and (ii) raised its clearing fees. In connection with the disapproval of the capital plan, OCC returned the capital that had been contributed by its shareholders under the disapproved plan (equal to $30.0 million for Cboe Options) to the respective shareholders in 2019, of which $22.0 million was returned to Cboe Options in the first quarter of 2019 and $8.0 million in the fourth quarter of 2019. With the return of capital, the Company also incurred a tax expense. OCC agreed to reimburse the Company for part of that tax liability and paid the Company $1.5 million of 2019. OCC did not pay its shareholders any dividend or other return on the retained portion of their capital contributions. As a result, the Company reversed the accrual for the OCC dividend of $8.8 million previously recognized in December 2018, as the amount will no longer be paid. The remaining contributed capital has been recorded under investments in the consolidated balance sheet as of December 31, 2019.

On January 24, 2020, upon receipt of SEC approval, OCC established a new capital management policy intended to replace the disapproved capital plan. The new capital management policy provides that, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders (including Cboe Options) has any obligation to contribute capital to OCC under the new capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade.

The following table presents the Company's investments as of December 31, 2019:

Investment in OCC	$	333
Investment in Signal Trading Investments		12,613
Total investments	$	12,946

(4) Notes Receivable, Net

The notes receivable, net balance relates to the CAT, which involves the creation of a comprehensive audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both SROs (which includes the Exchanges) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until the fee filings associated with the funding model are effective with or approved by the SEC, the SROs may continue to incur additional significant costs. Due to circumstances associated with the development of the CAT in 2019, the Company estimated a loss associated with the uncollectibility of the promissory notes and recorded a provision for the notes receivable of $3.1 million in other expenses within the statement of income.

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2019 (in thousands):

Compensation and benefits	$	55,974
Management fee		18,668
Technology support services		9,141
Professional fees and outside services		10,955
Travel and promotional expenses		2,979
Facilities costs		5,265
	$	102,982

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2019 (in thousands):

Royalties	$	15,627
Marketing fee payable		11,208
Accounts payable		2,930
Other		5,453
	$	35,218

(continued)

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2019 (in thousands):

	Balance at January 1, 2019	Cash Additions	Revenue Recognition	Balance at December 31, 2019
Option regulatory fee (1)	$ 6,807	$ 17,421	$ (21,681)	$ 2,547
Liquidity provider sliding scale	—	9,600	(9,600)	—
Other, net	444	1,316	(1,706)	54
Total deferred revenue	$ 7,251	$ 28,337	$ (32,987)	$ 2,601

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2019 (in thousands):

Deferred tax assets:	
Unrecognized tax benefits	$ 9,588
Receivables loss reserve	795
Intangibles	13
Other	20
Total deferred tax assets	$ 10,416
Deferred tax liabilities:	
Property and equipment	(2,136)
Accrued compensation	(1,060)
Investment in affiliates	(990)
Prepaid expenses	(222)
Total deferred tax liabilities	(4,408)
Net deferred tax assets	$ 6,008

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is

(continued)

more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2019 consists of the following (in

Current tax expense:	
Federal	$ 61,797
State	30,821
Total current tax expense	92,618
Deferred income tax benefit:	
Federal	(5,685)
State	(930)
Total deferred income tax benefit	(6,615)
Income tax provision	$ 86,003

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2019 due to the following (in thousands):

Income tax provision at statutory US federal income tax rate	$ 62,146	21.00%
(Decrease) increase in income tax resulting from:		
Dividends	3,109	1.05%
Foreign-derived intangible income	(185)	-0.06%
Permanent items - other	(341)	-0.12%
State income taxes	14,777	4.99%
Change of unrecognized tax benefits	5,949	2.01%
Other	548	0.19%
Income tax provision	$ 86,003	29.06%

(continued)

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2019 is as follows (in thousands):

Balance at January 1, 2019	$	56,365
Additions for current year tax positions		8,334
Additions for prior year tax positions		1,159
Reductions for prior year tax positions		(5,747)
Reductions related to expirations of statute of limitations		(202)
Balance at December 31, 2019	$	59,909

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitation are estimated to be approximately $2.4 million.

At December 31, 2019, the Company had $60.2 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $9.9 million related to uncertain tax positions at December 31, 2019. Total interest and penalties increased $2.3 million during 2019.

The Company's open tax years are generally 2015 through 2019. The Company is currently under a U.S. federal income tax examination for tax years 2011 through 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on May 7, 2018 for a redetermination of an IRS notice of deficiency for tax years 2011 through 2013 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019, we have not resolved these matters, and proceedings continue in Tax Court and the Court of Federal Claims.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such

(continued)

(in thousands, unless otherwise noted)

disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2019, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Cboe Options and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order

(in thousands, unless otherwise noted)

indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

VIX Litigation

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, were filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the putative class actions in the federal district court for the Northern District of Illinois. On September 28, 2018, plaintiffs filed a master, consolidated complaint that is a putative class action alleging various claims against the Company and John Doe defendants in the federal district court for the Northern District of Illinois. The claims asserted against the Company consist of a Securities Exchange Act fraud claim, three Commodity Exchange Act claims and a state law negligence claim. Plaintiffs request a judgment awarding class damages in an unspecified amount, as well as punitive or exemplary damages in an unspecified amount, prejudgment interest, costs including attorneys' and experts' fees and expenses and such other relief as the court may deem just and proper. On November 19, 2018, the Company filed a motion to dismiss the master consolidated complaint and the plaintiffs filed their response on January 7, 2019. The Company filed its reply on January 28, 2019. On May 29, 2019, the federal district court for the Northern District of Illinois granted the Company's motion to dismiss plaintiffs' entire complaint against the Company. The state law negligence claim was dismissed with prejudice and the other claims were dismissed without prejudice with leave to file an amended complaint, which plaintiffs filed on July 19, 2019. On August 28, 2019, the Company filed its second motion to dismiss the amended consolidated complaint and plaintiffs filed their response on October 8, 2019. On January 27, 2020, the federal district court for the Northern District of Illinois

(in thousands, unless otherwise noted)

granted the Company’s second motion to dismiss and all counts against the Company were dismissed with prejudice. On April 21, 2020, the federal district court for the Northern District of Illinois granted plaintiffs’ motion to certify the January 27, 2020 dismissal order for an immediate appeal. On May 19, 2020, plaintiffs filed a notice of appeal with the Court of Appeals for the Seventh Circuit, seeking to appeal the April 21, 2020 order granting the entry of partial final judgment and both orders granting the Company’s motions to dismiss entered on May 29, 2019 and January 27, 2020. The Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC’s Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company’s compliance with its obligations as a self-regulatory organization, the federal securities laws as well as members’ compliance with the federal securities laws.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 4 (“Note Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 8 (“Income Taxes”).

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company is closely monitoring developments around COVID-19 and following guidance provided by governmental and public health agencies. In response to COVID-19, the Company has provided frequent communications to employees, customers, regulators, critical vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers and instructed non-essential employees to work from home on a temporary basis, implemented travel restrictions, and after the close of business on March 13, 2020, temporarily suspended open outcry trading, without any known significant disruptions to our business or control processes. The Company will continue to take further actions as necessary in response to addressing COVID-19. As of the date of this report, it is too early to determine the full impact this virus may have on the global financial markets and the overall economy.

See Note 9 (“Commitments and Contingencies”) for updates to legal proceedings that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2019.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2019

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents



Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2129
USA

Tel:+1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe C2 Exchange, Inc.:

We have audited the accompanying financial statements of Cboe C2 Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe C2 Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the accompanying financial statements for the Company have been prepared from the separate records maintained by Cboe Global Markets, Inc. ("the Parent") and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

June 12, 2020

Cboe C2 Exchange, Inc.

Statement of Financial Condition

December 31, 2019

(In thousands, except share and per share amounts)

Assets

Current assets:		
Accounts receivable	$	7,756
Receivable from affiliates, net		24,877
Prepaid expenses		30
Other assets		827
Total current assets		33,490
Property and equipment--net of accumulated depreciation $6,912		20
Deferred income taxes		2,358
Notes receivable, net		2,124
Other assets		97
Total assets	$	38,089

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	4,910
Section 31 fees payable		820
Total current liabilities		5,730
Income tax liability		1,234
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		-
Additional paid-in capital		48,387
Accumulated deficit		(17,262)
Total stockholder's equity		31,125
Total liabilities and stockholder's equity	$	38,089

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Income

Year ended December 31, 2019

(In thousands)

Revenues:	
Transaction fees	$ 85,060
Access and capacity fees	15,477
Market data fees	3,381
Regulatory fees	7,809
Other revenue	2
Total revenues	111,729
Cost of revenues:	
Liquidity payments	69,980
Routing and clearing	2,210
Section 31 fees	2,103
Royalty fees	468
Total cost of revenues	74,761
Revenues less cost of revenues	36,968
Operating expenses:	
Compensation and benefits	8,165
Management fee	2,732
Depreciation and amortization	183
Technology support services	1,395
Professional fees and outside services	8,711
Travel and promotional expenses	430
Facilities costs	960
Other expenses	2,914
Total operating expenses	25,490
Operating income	11,478
Non-operating income:	
Interest income	24
Income before income tax provision	11,502
Income tax provision	3,357
Net income	$ 8,145

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

(In thousands)

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at January 1, 2019	$ -	$ 48,387	$ (25,407)	$ 22,980
Net income	-		8,145	8,145
Balance at December 31, 2019	$ -	$ 48,387	$ (17,262)	$ 31,125

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:		
Net income	$	8,145
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		183
Deferred income tax benefit		(365)
Provision for uncollectible notes receivable		2,981
Changes in assets and liabilities:		
Accounts receivable		(1,782)
Receivable from and payables to affiliates, net		(8,851)
Prepaid expenses		197
Other assets		(365)
Note receivable		(1,538)
Accounts payable and accrued liabilities		1,068
Section 31 fees payable		365
Deferred revenue		(908)
Income taxes liability		451
Net cash used in operating activities		(419)
Decrease in cash and cash equivalents		(419)
Cash and cash equivalents:		
Beginning of year		419
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”) and exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC” or “Codification”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits, which is included in deferred income taxes on the statement of financial condition.

(d) Cash and Cash Equivalents

The Company’s operations are funded by its Parent through a centralized treasury function. The Parent’s cash and cash equivalents are exposed to concentrations of credit risk. The Parent maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent’s management regularly monitors these institutions and believes that the potential for future loss is remote. The Parent considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. At December 31, 2019, no allowance was recorded.

(f) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) Prepaid Expenses

Prepaid expenses consist of expenses related to the consolidated audit trail ("CAT") which are amortized over the service period of one year.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets. These are included in other assets on the statement of financial condition.

(i) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. Transaction fees are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(continued)

(in thousands, unless otherwise noted)

Market Data Fees

Market data fees are earned from OPRA and proprietary market data products. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. Both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the consumer received and consumes the benefit as the Company provides the data.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") charged to customers which supports the Company's regulatory oversight function in the Options segment, as well as other miscellaneous regulatory fees and fines, and cannot be used for non-regulatory purposes. These fees are calculated and billed monthly.

(3) Notes Receivable, Net

The notes receivable relate to the CAT, which involves the creation of a comprehensive audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both SROs (which includes the Exchanges) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until the fee filings associated with the funding model are effective with or approved by the SEC, the SROs may continue to incur additional significant costs. Due to circumstances associated with the development of the CAT in the fourth quarter of 2019, the Company estimated a loss associated with the uncollectibility of the promissory notes and recorded a provision for the notes receivable of $3.0 million in other expenses within the statement of income. As of December 31, 2019 the notes receivable, net balance was $2.1 million.

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

(continued)

The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2019 (in thousands):

Compensation and benefits	$	8,165
Management fee		2,732
Technology support services		1,353
Professional fees and outside services		1,578
Travel and promotional expenses		430
Facilities costs		768
	$	15,026

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2019 (in thousands):

Accounts payable	$	4,550
Accrued liabilities		360
	$	4,910

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2019 (in thousands):

	Balance at January 1, 2019	Cash Additions	Revenue Recognition	Balance at December 31, 2019
Options Regulatory Fee (1)	$ 908	$ 4,766	$ (5,674)	$ —
Total deferred revenue	$ 908	$ 4,766	$ (5,674)	$ —

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2019 (in thousands):

Deferred tax assets:		
Unrecognized tax benefits	$	201
Receivables loss reserve		784
Organizational costs		1,355
Property, plant and equipment, net		19
Other		42
Total deferred tax assets	$	2,401
Deferred tax liabilities:		
Accrued compensation		(11)
Prepaid expenses		(32)
Total deferred tax liabilities	$	(43)
Net deferred tax assets	$	2,358

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2019 consists of the following (in thousands):

Current tax expense:		
Federal	$	2,346
State		1,376
Total current tax expense		3,722
Deferred income tax (benefit) expense:		
Federal		(371)
State		6
Total deferred income tax benefit		(365)
Income tax provision	$	3,357

(continued)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to income before income tax provision for the year ended December 31, 2019 due to the following (in thousands):

Income tax provision at statutory US federal income tax rate	$	2,415	21.00%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(55)	-0.48%
State income taxes		620	5.38%
Change of unrecognized tax benefits		362	3.15%
Other		15	0.13%
Income tax provision	$	3,357	29.18%

A reconciliation of the income tax liability for the year ended December 31, 2019 is as follows (in thousands):

Balance at January 1, 2019	$	740
Additions for current year tax positions		339
Additions for prior year tax positions		77
Reductions related to expirations of statute of limitations		(26)
Balance at December 31, 2019	$	1,130

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $25,000.

At December 31, 2019, the Company had $1.0 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had no accrued interest and penalties of $0.1 million related to uncertain tax positions at December 31, 2019. Total interest and penalties increased $0.1 million during 2019.

The Company's open tax years are generally 2015 through 2019. The Company is currently under a U.S. federal income tax examination for tax years 2011 through 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on May 7, 2018 for a redetermination of an IRS notice of deficiency for Cboe and certain of its subsidiaries for tax years 2011 through 2013 related to its Section 199 claims. The Company also filed a complaint on October 5, 2018 with the Court of Federal Claims for a refund of Section 199 claims related to tax years 2008 through 2010. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019, we have not resolved these matters, and proceedings continue in Tax Court and the Court of Federal Claims.

(continued)

(in thousands, unless otherwise noted)

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2019, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

SIFMA

Securities Industry Financial Markets Association (“SIFMA”) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 and certain of the Parent’s other securities exchanges (collectively, the “Exchanges”) market data products and related services (the “Challenged Fees”). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review (“PFRs”) with the Court of Appeals for the D.C. Circuit (“D.C. Circuit”) seeking to appeal the SEC’s opinion (“Bellwether Case”). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC’s finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the “Order”) that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the “Procedures”) and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges’ conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE’s prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE’s motion for stay. Nasdaq withdrew

(in thousands, unless otherwise noted)

its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA’s motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE’s motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges’ joint opening brief was filed on October 23, 2019, the SEC’s response was filed on November 22, 2019, the Exchanges’ joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company’s compliance with its obligations as a self-regulatory organization, the federal securities laws as well as members’ compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 4 (“Note Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 7 (“Income Taxes”).

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company is closely monitoring developments around COVID-19 and following guidance provided by governmental and public health agencies. In response to COVID-19, the Company has provided frequent communications to employees, customers, regulators, critical vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers and instructed non-essential employees to work from home on a temporary basis, and implemented travel restrictions, without any known significant disruptions to our business or control processes. The Company will continue to take further actions as necessary in response to addressing COVID-19. As of the date of this report, it is too early to determine the full impact this virus may have on the global financial markets and the overall economy.

See Note 8 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2019.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2019

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents



Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2129
USA

Tel:+1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe BZX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BZX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BZX Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the accompanying financial statements for the Company have been prepared from the separate records maintained by Cboe Global Markets, Inc. ("the Parent") and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

June 12, 2020

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2019
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	51,166
Prepaid expenses		68
Other receivables		3,139
Total current assets		54,373
Property and equipment - net of accumulated depreciation of $2,083		6
Deferred income taxes		4,778
Notes receivable, net		3,306
Total assets	$	62,463
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$	20,107
Section 31 fees payable		38,955
Payable to affiliates, net		23,356
Other current liabilities		373
Total current liabilities		82,791
Income tax liability		16,580
Stockholder's deficit:		
Accumulated deficit		(36,908)
Total stockholder's deficit		(36,908)
Total liabilities and stockholder's deficit	$	62,463

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Income

Year ended December 31, 2019

(In thousands)

Revenues:		
Transaction fees	$	520,632
Access and capacity fees		36,764
Market data fees		64,770
Regulatory fees		108,289
Other revenue		1,073
Total revenues		731,528
Cost of revenues:		
Liquidity payments		461,104
Routing and clearing		17,570
Section 31 fees		106,354
Royalty fees		173
Total cost of revenues		585,201
Revenues less cost of revenues		146,327
Operating expenses:		
Compensation and benefits		31,111
Management fee		9,420
Depreciation		17
Technology support services		10,308
Professional fees and outside services		9,115
Travel and promotional expenses		1,854
Facilities costs		1,786
Other expenses		6,255
Total operating expenses		69,866
Operating income		76,461
Non-operating income:		
Interest income		27
Other income		50
Income before income tax provision		76,538
Income tax provision		21,682
Net income	$	54,856

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2019

(In thousands)

	Retained earnings (Accumulated deficit)	Total stockholder's equity (deficit)
Balance at January 1, 2019	$ 25,574	$ 25,574
Distribution to Parent	(117,338)	(117,338)
Net income	54,856	54,856
Balance at December 31, 2019	$ (36,908)	$ (36,908)

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2019
(In thousands)

Cash flows from operating activities:		
Net income	$	54,856
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		17
Deferred income tax benefit		(2,404)
Provision for uncollectible notes receivable		6,251
Changes in assets and liabilities:		
Accounts receivable		10,600
Receivable from and payable to affiliates, net		46,176
Prepaid expenses		159
Other receivables		(1,017)
Notes receivable		(3,132)
Accounts payable and accrued liabilities		(3,155)
Section 31 fees payable		5,674
Other current liabilities		373
Income tax liability		2,940
Net cash provided by operating activities		117,338
Cash flows from financing activities:		
Distribution to Parent		(117,338)
Net cash used in financing activities		(117,338)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (the "Company" or "BZX"), a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route orders to other market centers. The Company is headquartered in the Chicago, Illinois area with additional offices in Lenexa, Kansas and New York, New York. In addition to equity and options trading, the Company also lists Exchange Traded Products ("ETPs") and provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits, which is included in deferred income taxes on the statement of financial condition.

(d) Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash and cash equivalents are exposed to concentrations of credit risk. The Parent maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote. The Parent considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. At December 31, 2019, no allowance was recorded.

(f) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

(g) Prepaid Expenses

Prepaid expenses consist of expenses related to the consolidated audit trail ("CAT") which are amortized over the service period of one year.

(h) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(continued)

(i) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for the performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts, however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), the Consolidated Tape Association Plan ("CTA"), and the Options Price Reporting Authority, LLC ("OPRA"), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. Both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the consumer received and consumes the benefit as the Company provides the data.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. These fees are calculated and billed monthly.

(continued)

(3) Notes Receivable, Net

The notes receivable relate to the CAT, which involves the creation of a comprehensive audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both SROs (which includes the Exchanges) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until the fee filings associated with the funding model are effective with or approved by the SEC, the SROs may continue to incur additional significant costs. Due to circumstances associated with the development of the CAT in the fourth quarter of 2019, the Company estimated a loss associated with the uncollectibility of the promissory notes and recorded a provision for the notes receivable of $6.3 million in other expenses within the statement of income. As of December 31, 2019 the notes receivable, net balance was $3.3 million.

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2019 (in thousands):

Accounts payable	$	20,061
Accrued liabilities		46
	$	20,107

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2019 (in thousands):

Compensation and benefits	$	31,111
Management fee		9,420
Technology support services		9,122
Professional fees and outside services		5,422
Travel and promotional expenses		1,854
Facilities costs		1,786
	$	58,715

(continued)

(In thousands, unless otherwise noted)

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2019:

Deferred tax assets:		
Unrecognized tax benefits	$	2,874
Receivables loss reserve		1,629
Intangible assets		70
Property and equipment		94
Income from domestic partnerships		128
Total deferred tax assets		4,795
Deferred tax liabilities:		
Prepaid expenses		(17)
Total deferred tax liabilities		(17)
Net deferred tax assets	$	4,778

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2019 consists of the following:

Current tax expense:		
Federal	$	16,182
State		7,904
Total current tax expense		24,086
Deferred income tax benefit:		
Federal		(2,014)
State		(390)
Total deferred income tax benefit		(2,404)
Income tax provision	$	21,682

(continued)

(In thousands, unless otherwise noted)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2019 due to the following:

Income tax provision at statutory US federal income tax rate	$	16,073	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(645)	-0.8%
State income taxes		3,922	5.1%
Change of unrecognized tax benefits		2,322	3.0%
Other		10	0.0%
Income tax provision	$	21,682	28.3%

A reconciliation of beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2019	$	12,260
Additions for current year tax positions		1,935
Additions for prior year tax positions		298
Reductions related to expirations of statute of limitations		(393)
Balance at December 31, 2019	$	14,100

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be approximately $1.5 million.

At December 31, 2019, the Company had $13.7 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $2.5 million related to uncertain tax positions at December 31, 2019. Total interest and penalties increased $1.1 million in 2019.

The Company's open tax years are generally 2015 through 2019. The Company is currently under a U.S. federal income tax examination for tax years 2011 through 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017 and November 29, 2018 for a redetermination of IRS notices of deficiency for tax years 2011 through 2015 related to its Section 199 claims. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019, we have not resolved these matters, and proceedings continue in Tax Court.

(continued)

(In thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2019, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the

(In thousands, unless otherwise noted)

Exchange Defendants have imm unity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BZX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied

(continued)

(In thousands, unless otherwise noted)

the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization, the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial condition, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company is closely monitoring developments around COVID-19 and following guidance provided by governmental and public health agencies. In response to COVID-19, the Company has provided frequent communications to employees, customers, regulators, critical vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers and instructed non-essential employees to work from home on a temporary basis, and implemented travel restrictions without any known significant disruptions to our business or control processes. The Company will continue to take further actions as necessary in response to addressing COVID-19. As of the date of this report, it is too early to determine the full impact this virus may have on the global financial markets and the overall economy.

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2019.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2019

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents



Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2129
USA

Tel:+1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe BYX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe BYX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe BYX Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the accompanying financial statements for the Company have been prepared from the separate records maintained by Cboe Global Markets, Inc. (“the Parent”) and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

June 12, 2020

Cboe BYX Exchange, Inc.

Statement of Financial Condition

December 31, 2019

(In thousands)

Assets		
Current assets:		
Accounts receivable	$	12,443
Receivable from affiliates, net		502
Prepaid expenses		32
Total current assets		12,977
Deferred income taxes		1,889
Notes receivable, net		1,182
Total assets	$	16,048
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable	$	1,065
Section 31 fees payable		13,956
Other current liabilities		305
Total current liabilities		15,326
Income tax liability		5,616
Stockholder's deficit:		
Accumulated deficit		(4,894)
Total stockholder's deficit		(4,894)
Total liabilities and stockholder's deficit	$	16,048

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2019

(In thousands)

Revenues:		
Transaction fees	$	109,148
Access and capacity fees		17,712
Market data fees		21,293
Regulatory fees		46,414
Total revenues		194,567
Cost of revenues:		
Liquidity payments		89,612
Routing and clearing		5,109
Section 31 fees		45,535
Total cost of revenues		140,256
Revenues less cost of revenues		54,311
Operating expenses:		
Compensation and benefits		8,595
Management fee		2,146
Technology support services		4,949
Professional fees and outside services		3,062
Travel and promotional expenses		591
Facilities costs		47
Other expenses		3,154
Total operating expenses		22,544
Income before income tax provision		31,767
Income tax provision		8,907
Net income	$	22,860

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2019

(In thousands)

	Retained earnings (Accumulated deficit)	Total stockholder's equity (deficit)
Balance at January 1, 2019	$ 16,563	$ 16,563
Distribution to Parent	(44,317)	(44,317)
Net income	22,860	22,860
Balance at December 31, 2019	$ (4,894)	$ (4,894)

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:		
Net income	$	22,860
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(1,081)
Provision for uncollectible notes receivable		3,150
Changes in assets and liabilities:		
Accounts receivable		5,995
Receivable from and payable to affiliates, net		16,590
Prepaid expenses		195
Notes receivable		(1,593)
Accounts payable		(3,182)
Section 31 fees payable		(83)
Other current liabilities		305
Income tax liability		1,161
Net cash provided by operating activities		44,317
Cash flows from financing activities:		
Distribution to Parent		(44,317)
Net cash used in financing activities		(44,317)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. (the "Company" or "BYX") a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. In addition to equity trading, the Company also provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits, which is included in deferred income taxes on the statement of financial condition.

(d) Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash and cash equivalents are exposed to concentrations of credit risk. The Parent maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote. The Parent considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. At December 31, 2019, no allowance was recorded.

(f) Prepaid Expenses

Prepaid expenses consist of expenses related to the consolidated audit trail ("CAT") which are amortized over the service period of one year.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for the performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts, however, as all tiered discounts are calculated monthly, the actual discount is

(continued)

recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. Both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the consumer received and consumes the benefit as the Company provides the data.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. These fees are calculated and billed monthly.

(3) Notes Receivable, Net

The notes receivable relate to the CAT, which involves the creation of a comprehensive audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both SROs (which includes the Exchanges) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until the fee filings associated with the funding model are effective with or approved by the SEC, the SROs may

(continued)

continue to incur additional significant costs. Due to circumstances associated with the development of the CAT in the fourth quarter of 2019, the Company estimated a loss associated with the uncollectibility of the promissory notes and recorded a provision for the notes receivable of $3.2 million in other expenses within the statement of income. As of December 31, 2019 the notes receivable, net balance was $1.2 million.

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2019 (in thousands):

Compensation and benefits	$	8,595
Management fee		2,146
Technology support services		4,164
Professional fees and outside services		1,314
Travel and promotional expenses		591
Facilities costs		47
	$	16,857

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2019:

Deferred tax assets:		
Unrecognized tax benefits	$	1,042
Receivables loss reserve		803
Intangible assets		52
Total deferred tax assets		1,897
Deferred tax liabilities:		
Prepaid expenses		(8)
Total deferred tax liabilities		(8)
Net deferred tax assets	$	1,889

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

(continued)

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2019 consists of the following:

Current tax expense:		
Federal	$	6,902
State		3,086
Total current tax expense		9,988
Deferred income tax benefit:		
Federal		(920)
State		(161)
Total deferred income tax benefit		(1,081)
Income tax provision	$	8,907

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2019 due to the following:

Income tax provision at statutory US federal income tax rate	$	6,671	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(140)	-0.4%
State income taxes		1,451	4.5%
Change of unrecognized tax benefits		921	2.9%
Other		4	0.0%
Income tax provision	$	8,907	28.0%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2019	$	4,013
Additions for current year tax positions		813
Additions for prior year tax positions		107
Reductions related to expirations of statute of limitations		(135)
Balance at December 31, 2019	$	4,798

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $0.6 million.

At December 31, 2019, the Company had $4.6 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.8 million related to uncertain tax positions at December 31, 2019. Total interest and penalties increased $0.4 million during 2019.

(continued)

(In thousands, unless otherwise noted)

The Company's open tax years are generally 2015 through 2019. The Company is currently under a U.S. federal income tax examination for tax years 2011 through 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on January 13, 2017 and November 29, 2018 for a redetermination of IRS notices of deficiency for tax years 2011 through 2015 related to its Section 199 claims. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019, we have not resolved these matters, and proceedings continue in Tax Court.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2019, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations

(continued)

(In thousands, unless otherwise noted)

that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court’s dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants’ motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs’ response was filed June 15, 2018 and the Exchange Defendants’ reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants’ motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association (“SIFMA”) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BYX and certain of the Parent’s other securities exchanges (collectively, the “Exchanges”) market data products and related services (the “Challenged Fees”). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review (“PFRs”) with the Court of Appeals for the D.C. Circuit (“D.C. Circuit”) seeking to appeal the SEC’s opinion (“Bellwether Case”). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC’s finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the “Order”) that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the “Procedures”) and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges’ conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to

(In thousands, unless otherwise noted)

NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization, the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial condition, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

(In thousands, unless otherwise noted)

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company is closely monitoring developments around COVID-19 and following guidance provided by governmental and public health agencies. In response to COVID-19, the Company has provided frequent communications to employees, customers, regulators, critical vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers and instructed non-essential employees to work from home on a temporary basis, and implemented travel restrictions without any known significant disruptions to our business or control processes. The Company will continue to take further actions as necessary in response to addressing COVID-19. As of the date of this report, it is too early to determine the full impact this virus may have on the global financial markets and the overall economy.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2019.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2019

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents



Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2129
USA

Tel:+1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGX Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGX Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the accompanying financial statements for the Company have been prepared from the separate records maintained by Cboe Global Markets, Inc. ("the Parent") and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

June 12, 2020

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2019
(In thousands)

Assets

Current assets:		
Accounts receivable	$	33,170
Receivable from affiliates, net		20,989
Prepaid expenses		62
Other receivables		1,341
Total current assets		55,562
Deferred income taxes		2,565
Notes receivable, net		3,306
Total assets	$	61,433

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	13,997
Section 31 fees payable		27,286
Other current liabilities		333
Total current liabilities		41,616
Income tax liability		6,399
Stockholder's equity:		
Retained earnings		13,418
Total stockholder's equity		13,418
Total liabilities and stockholder's equity	$	61,433

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Income

Year ended December 31, 2019

(In thousands)

Revenues:	
Transaction fees	$ 269,629
Access and capacity fees	23,616
Market data fees	44,516
Regulatory fees	75,621
Other revenue	435
Total revenues	413,817
Cost of revenues:	
Liquidity payments	235,283
Routing and clearing	8,260
Section 31 fees	74,308
Total cost of revenues	317,851
Revenues less cost of revenues	95,966
Operating expenses:	
Compensation and benefits	16,022
Management fee	4,556
Technology support services	7,059
Professional fees and outside services	5,126
Travel and promotional expenses	1,038
Facilities costs	538
Other expenses	4,770
Total operating expenses	39,109
Operating income	56,857
Non-operating income:	
Interest income	24
Income before income tax provision	56,881
Income tax provision	15,759
Net income	$ 41,122

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2019	$ 62,452	$ 62,452
Distribution to Parent	(90,156)	(90,156)
Net income	41,122	41,122
Balance at December 31, 2019	$ 13,418	$ 13,418

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:		
Net income	$	41,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(1,714)
Provision for uncollectible notes receivable		4,770
Changes in assets and liabilities:		
Accounts receivable		3,132
Receivable from and payable to affiliates, net		34,911
Prepaid expenses		165
Other receivables		(605)
Notes receivable		(2,909)
Accounts payable and accrued liabilities		3,370
Section 31 fees payable		5,863
Other current liabilities		333
Income tax liability		1,718
Net cash provided by operating activities		90,156
Cash flows from financing activities:		
Distribution to Parent		(90,156)
Net cash used in financing activities		(90,156)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (the "Company" or "EDGX"), a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route orders to other market centers. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York. In addition to equity and options trading, the Company also provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits, which is included in deferred income taxes on the statement of financial condition.

(d) Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash and cash equivalents are exposed to concentrations of credit risk. The Parent maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote. The Parent considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(continued)

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. At December 31, 2019, no allowance was recorded.

(f) Prepaid Expenses

Prepaid expenses consist of expenses related to the consolidated audit trail ("CAT") which are amortized over the service period of one year.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for the performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts, however, as all tiered discounts are calculated monthly, the actual discount is

(continued)

recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), the Consolidated Tape Association Plan ("CTA"), and the Options Price Reporting Authority, LLC ("OPRA"), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. Both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the consumer received and consumes the benefit as the Company provides the data.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. These fees are calculated and billed monthly.

(3) Notes Receivable, Net

The notes receivable relate to the CAT, which involves the creation of a comprehensive audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Exchanges) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees are collected. Until the fee filings associated with the funding model are effective with or approved by the SEC, the SROs may continue to incur additional significant costs. Due to circumstances associated with the development of the CAT in the fourth quarter of 2019, the Company estimated a loss associated with the uncollectibility of the promissory notes and recorded a provision for the notes receivable of $4.8 million in other expenses within the statement of income. As of December 31, 2019 the notes receivable, net balance was $3.3 million.

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2019:

Accounts payable	$	12,591
Accrued liabilities		1,406
	$	13,997

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2019 (in thousands):

Compensation and benefits	$	16,022
Management fee		4,556
Technology support services		6,070
Professional fees and outside services		2,562
Travel and promotional expenses		1,038
Facilities costs		538
	$	30,786

(In thousands, unless otherwise noted)

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2019:

Deferred tax assets:	
Unrecognized tax benefits	$ 1,293
Receivables loss reserve	1,231
Income from domestic partnerships	57
Total deferred tax assets	2,581
Deferred tax liabilities:	
Prepaid expenses	(16)
Total deferred tax liabilities	(16)
Net deferred tax assets	$ 2,565

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2019 consists of the following:

Current tax expense:	
Federal	$ 11,953
State	5,520
Total current tax expense	17,473
Deferred income tax benefit:	
Federal	(1,446)
State	(268)
Total deferred income tax benefit	(1,714)
Income tax provision	$ 15,759

(continued)

(In thousands, unless otherwise noted)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2019 due to the following:

Income tax provision at statutory US federal income tax rate	$	11,945	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		2,777	4.9%
State income taxes		(337)	-0.6%
Change of unrecognized tax benefits		1,369	2.4%
Other		5	0.0%
Income tax provision	$	15,759	27.7%

A reconciliation of the income tax liability for the year ended December 31, 2019 is as follows:

Balance at January 1, 2019	$	4,377
Additions for current year tax positions		1,417
Reductions for prior year tax positions		(13)
Reductions related to expirations of statute of limitations		(76)
Balance at December 31, 2019	$	5,705

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be approximately $0.5 million.

At December 31, 2019, the Company had $5.1 million of uncertain tax positions, net of federal benefit which, if recognized, would affect the effective income tax rate. The Company had accrued interest and penalties of $0.7 million related to uncertain tax positions at December 31, 2019. Total interest and penalties increased $0.4 million in 2019.

The Company's open tax years are generally 2015 through 2019. The Company is currently under a U.S. federal income tax examination for tax years 2011 through 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on November 29, 2018 for a redetermination of IRS notices of deficiency for tax years 2014 and 2015 related to its Section 199 claims. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019, we have not resolved these matters, and proceedings continue in Tax Court.

(In thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2019, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the “Lower Court”) held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the

(In thousands, unless otherwise noted)

Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGX and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied

(In thousands, unless otherwise noted)

the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization, the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial condition, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company is closely monitoring developments around COVID-19 and following guidance provided by governmental and public health agencies. In response to COVID-19, the Company has provided frequent communications to employees, customers, regulators, critical vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers and instructed non-essential employees to work from home on a temporary basis, and implemented travel restrictions without any known significant disruptions to our business or control processes. The Company will continue to take further actions as necessary in response to addressing COVID-19. As of the date of this report, it is too early to determine the full impact this virus may have on the global financial markets and the overall economy.

See Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were available to be issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2019.

<u>Exhibit I</u>

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe EDGA Exchange, Inc. for the latest fiscal year ending December 31, 2019. Cboe EDGA Exchange, Inc. has no consolidated subsidiaries.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2019

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents



Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2129
USA

Tel:+1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cboe EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Cboe EDGA Exchange, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cboe EDGA Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the accompanying financial statements for the Company have been prepared from the separate records maintained by Cboe Global Markets, Inc. ("the Parent") and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

June 12, 2020

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2019
(In thousands)

Assets

Current assets:		
Accounts receivable	$	16,387
Receivable from affiliates, net		23,099
Prepaid expenses		32
Total current assets		39,518
Deferred income taxes		1,922
Notes receivable, net		1,182
Total assets	$	42,622

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	3,492
Section 31 fees payable		11,665
Other current liabilities		283
Total current liabilities		15,440
Income tax liability		5,821
Stockholder's equity:		
Retained earnings		21,361
Total stockholder's equity		21,361
Total liabilities and stockholder's equity	$	42,622

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Income

Year ended December 31, 2019

(In thousands)

Revenues:		
Transaction fees	$	110,191
Access and capacity fees		17,140
Market data fees		19,356
Regulatory fees		35,546
Total revenues		182,233
Cost of revenues:		
Liquidity payments		85,393
Routing and clearing		11,185
Section 31 fees		34,636
Total cost of revenues		131,214
Revenues less cost of revenues		51,019
Operating expenses:		
Compensation and benefits		5,087
Management fee		1,314
Technology support services		2,712
Professional fees and outside services		2,145
Travel and promotional expenses		356
Facilities costs		28
Other expenses		3,154
Total operating expenses		14,796
Income before income tax provision		36,223
Income tax provision		10,044
Net income	$	26,179

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2019
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2019	$ 48,047	$ 48,047
Distribution to Parent	(52,865)	(52,865)
Net income	26,179	26,179
Balance at December 31, 2019	$ 21,361	$ 21,361

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2019
(In thousands)

Cash flows from operating activities:		
Net income	$	26,179
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(1,117)
Provision for uncollectible notes receivable		3,150
Changes in assets and liabilities:		
Accounts receivable		(4,230)
Receivable from and payable to affiliates, net		22,409
Prepaid expenses		195
Notes receivable		(1,593)
Accounts payable		861
Section 31 fees payable		5,485
Other current liabilities		283
Income tax liability		1,243
Net cash provided by operating activities		52,865
Cash flows from financing activities:		
Distribution to Parent		(52,865)
Net cash used in financing activities		(52,865)
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. (the "Company" or "EDGA"), a wholly owned subsidiary of Cboe Global Markets, Inc. (the "Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route orders to other market centers. The Company is headquartered in Chicago, Illinois, with additional offices in Lenexa, Kansas and New York, New York. In addition to equity trading, the Company also provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent applicable to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits, which is included in deferred income taxes on the statement of financial condition.

(d) Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. The Parent's cash and cash equivalents are exposed to concentrations of credit risk. The Parent maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote. The Parent considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. At December 31, 2019, no allowance was recorded.

(f) Prepaid Expenses

Prepaid expenses consist of expenses related to the consolidated audit trail ("CAT") which are amortized over the service period of one year.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

The statement of income presents revenue at the disaggregated level for relevant revenue streams.

Transaction Fees

Transaction fees represent fees charged by the Company for the performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts, however, as all tiered discounts are calculated monthly, the actual discount is

(continued)

recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP") and the Consolidated Tape Association Plan ("CTA"), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. Both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the consumer received and consumes the benefit as the Company provides the data.

Regulatory Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. These fees are calculated and billed monthly.

(3) Notes Receivable, Net

The notes receivable relate to the CAT, which involves the creation of a comprehensive audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. While the funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Exchanges) and industry members, until fee filings associated with the funding model are effective with or approved by the SEC, the funding to date has solely been provided by the SROs. The funding by the SROs has been done in exchange for promissory notes, which are expected to be repaid once such industry member fees

(continued)

are collected. Until the fee filings associated with the funding model are effective with or approved by the SEC, the SROs may continue to incur additional significant costs. Due to circumstances associated with the development of the CAT in the fourth quarter of 2019, the Company estimated a loss associated with the uncollectibility of the promissory notes and recorded a provision for the notes receivable of $3.2 million in other expenses within the statement of income. As of December 31, 2019 the notes receivable, net balance was $1.2 million.

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2019 (in thousands):

Compensation and benefits	$ 5,087
Management fee	1,314
Technology support services	2,240
Professional fees and outside services	691
Travel and promotional expenses	356
Facilities costs	28
	$ 9,716

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2019:

Deferred tax assets:	
Unrecognized tax benefits	$ 1,128
Receivables loss reserve	802
Total deferred tax assets	1,930
Deferred tax liabilities:	
Prepaid expenses	(8)
Total deferred tax liabilities	(8)
Net deferred tax assets	$ 1,922

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management

(continued)

(In thousands, unless otherwise noted)

believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2019 consists of the following:

Current tax expense:		
Federal	$	7,699
State		3,462
Total current tax expense		11,161
Deferred income tax benefit:		
Federal		(950)
State		(167)
Total deferred income tax benefit		(1,117)
Income tax provision	$	10,044

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2019 due to the following:

Income tax provision at statutory US federal income tax rate	$	7,607	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(159)	-0.4%
State income taxes		1,650	4.6%
Change of unrecognized tax benefits		942	2.6%
Other		4	0.0%
Income tax provision	$	10,044	27.8%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2019 is as follows:

Balance at January 1, 2019	$	4,113
Additions for current year tax positions		946
Additions for prior year tax positions		63
Reductions related to expirations of statute of limitations		(166)
Balance at December 31, 2019	$	4,956

Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations are estimated to be approximately $0.6 million.

(continued)

(In thousands, unless otherwise noted)

At December 31, 2019, the Company had $4.7 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.9 million related to uncertain tax positions at December 31, 2019. Total interest and penalties increased $0.4 million in 2019.

The Company's open tax years are generally 2015 through 2019. The Company is currently under a U.S. federal income tax examination for tax years 2011 through 2016 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company petitioned the Tax Court on November 29, 2018 for a redetermination of IRS notices of deficiency for tax years 2014 and 2015 related to its Section 199 claims. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company. As of December 31, 2019, we have not resolved these matters, and proceedings continue in Tax Court.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2019, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

(In thousands, unless otherwise noted)

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Southern District of New York (the "Lower Court") held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court of Appeals issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the Court of Appeals on November 28, 2016 and Plaintiff and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the Court of Appeals reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the Court of Appeals denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss on May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for EDGA and certain of the Parent's other securities exchanges (collectively, the "Exchanges") market data products and related services (the "Challenged Fees"). The Challenged Fees were held in abeyance pending a decision, which was issued by the SEC on October 16, 2018, on a separate SIFMA denial of access application regarding fees proposed by Nasdaq and the NYSE for their respective market data products. NASDAQ and NYSE filed petitions for review ("PFRs") with the Court of Appeals for the D.C. Circuit ("D.C. Circuit") seeking to appeal the SEC's opinion ("Bellwether Case"). On June 5, 2020, the D.C. Circuit granted the PFRs and vacated the SEC's finding that SIFMA could challenge generally applicable market data fees as a denial of access

(In thousands, unless otherwise noted)

under Section 19(d) of the Exchange Act. In a second order entered on October 16, 2018, the SEC issued an order (the "Order") that remanded the stayed Challenged Fees and ordered the Exchanges to: (i) within six months of the Order, provide notice to the SEC of developed or identified fair procedures for assessing the Challenged Fees (the "Procedures") and (ii) within one year of the Order, apply the Procedures to the Challenged Fees and submit to the SEC a record explaining the Exchanges' conclusions. On October 26, 2018, the Exchanges filed a motion to reconsider the Order with the SEC. On November 21, 2018, the Exchanges filed with the SEC a joinder motion to NYSE's prior motion for stay of the Order. On December 3, 2018, SIFMA filed a response to NYSE's motion for stay. Nasdaq withdrew its motion to reconsider the Order with the SEC on December 4, 2018, and on December 5, 2018, filed a Petition for Review with the the D.C. Circuit. On December 14, 2018, the SEC denied the motion for stay but tolled the compliance date set forth in the remand order until ruling is made on the motion to reconsider. The Exchanges and NYSE filed on January 4, 2019 a motion to intervene in the Nasdaq Petition for Review to ensure the ability to participate in the case; the motion to intervene was granted on January 25, 2019. On the same day, SIFMA filed a motion with the D.C. Circuit moving to dismiss or hold in abeyance the Petition for Review. The Exchanges and NYSE submitted on February 6, 2019 a statement of issues for consideration in connection with the Petition for Review pending before the D.C. Circuit. On March 29, 2019, the D.C. Circuit issued an order indicating that SIFMA's motion to dismiss will be considered with the underlying merits of the Petition for Review. On May 7, 2019, the SEC denied the Exchanges and NYSE's motion for reconsideration of the Order. The SEC also further tolled the effectiveness of the remand order subject to the resolution of the substantive SIFMA case against Nasdaq and NYSE Arca that is already before the D.C. Circuit. On June 17, 2019, the Exchanges filed a petition for review of the May 7, 2019 SEC order denying reconsideration of the Order with the D.C. Circuit and of the Order. The Exchanges' joint opening brief was filed on October 23, 2019, the SEC's response was filed on November 22, 2019, the Exchanges' joint reply was filed on December 20, 2019 and final briefs were filed on January 10, 2020. Oral arguments were held on February 18, 2020. On June 5, 2020, the D.C. Circuit remanded the Order to the SEC for reconsideration in light of the Bellwether Case opinion, i.e., that generally applicable market data fees may not be challenged as a denial of access under Section 19(d) of the Exchange Act. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization, the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other

(In thousands, unless otherwise noted)

reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial condition, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were issued.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company is closely monitoring developments around COVID-19 and following guidance provided by governmental and public health agencies. In response to COVID-19, the Company has provided frequent communications to employees, customers, regulators, critical vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers and instructed non-essential employees to work from home on a temporary basis, and implemented travel restrictions without any known significant disruptions to our business or control processes. The Company will continue to take further actions as necessary in response to addressing COVID-19. As of the date of this report, it is too early to determine the full impact this virus may have on the global financial markets and the overall economy.

See Note 6 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2019 through June 12, 2020, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2019.